SUPPLEMENTAL SCHEDULE h

TCW FUNDS DISTRIBUTORS
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2015

The Company is exempt from the Computation for Determination of a Reserve Requirement according to the provision of Rule 15c3-3(k)(2)(i).